August 5, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

                Attn: Gary Guttenberg

Re:	Athenex, Inc.

Registration Statement on Form S-3

Filed July 27, 2021

File No. 333-258185

Dear Mssrs. Guttenberg and Edwards:

We hereby submit the responses of Athenex, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated July 30, 2021, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”). We are concurrently filing via the EDGAR system a pre-effective amendment No. 1 to the Registration Statement (the “Amendment”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Registration Statement on Form S-3

Selling Security Holders, page 14

1.

Please disclose the aggregate number of shares that you intend to register for resale by the selling shareholders. Refer to General Instruction II.G. to Form S-3, Securities Act Rule 430B(b)(2), and Securities Act Rules Compliance and Disclosure Interpretations Questions 228.03 and 228.04. Also file a revised legal opinion covering that number of shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement and legal opinion in response.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at AMcClean@hselaw.com or telephone at (585) 231-1248.

Very truly yours,

Harter Secrest & Emery LLP

/s/ Alexander R. McClean
Alexander R. McClean DIRECT DIAL: 585.231.1248 EMAIL: AMCCLEAN@HSELAW.COM